VictoryBase Corporation

PO Box 617

Roanoke, Texas 76262

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December 28, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:     Patrick Costello,

Division of Corporation Finance

Brigitte Lippmann,

Division of Corporation Finance

Peter McPhun, Accountant

Division of Corporation Finance

Jennifer Monick, Accountant

Division of Corporation Finance

Re:      VictoryBase Corporation

Offering Statement on Form 1-A

Filed December 9, 2021

File No. 024-11748

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 22, 2021, relating to Offering Statement on Form 1-A of VictoryBase Corporation. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 1 to our Offering Statement on Form 1-A.

Offering Statement on Form 1-A filed December 9, 2021

Risk Factors, page 3

1.	Please clarify whether you propose to limit the value of your Base Payment discount and, if so, please clearly disclose the terms of that discount. If not, please update your risk factor section with a discussion of the risk associated with this discount program. For example, disclose the risk that your EquityBase Investors could purchase enough stock to reduce their Base Payment to $0. Where relevant, revise to update the rest of your disclosure so that it is consistent with this risk factor discussion.

Securities and Exchange Commission

December 28, 2021

Response

We have updated our offering statement to add an additional risk factor to note that there is no limit on the potential discounts under the program.

Description of the Business, page 23

2.	We note your response to comment 2. In the second paragraph on page 27, you state that “we may elect to offer lower Base Payment rates for EquityBase Investors.” In the following sentence, you state that “As of the date of this Offering Circular, we anticipate offering a discount of $100 per off of our typical Base Payment rates for EquityBase Investors who commit to purchase at least five Shares per month.” Revise here and throughout your offering statement to clarify whether you will offer a discount program at the time of qualification.

Response

We have updated our offering statement to note that we intend to implement the discount program immediately upon qualification of the offering statement by the Commission.

3.	If you will offer a discount program upon qualification of this offering statement, in addition to the information requested in the previous comment, provide an estimate of the value of your discount program, how you determined that value, whether the discount may be sold or transferred, and whether the discount changes the value of your offered securities. Disclose whether there are any restrictions on how or when an EquityBase investor may qualify for a discount, and what types of properties would be eligible for discount. Revise your Use of Proceeds and Management’s Discussion and Analysis to address the discount program’s possible effect, if material, on your use of proceeds and available liquidity. Revise to clarify the meaning of the term “typical base payment” and “certain EquityBase Investors.” Disclose the criteria you will use to determine whether an EquityBase Investor qualifies. Tell us whether every EquityBase Investor will be eligible for your discount program, including those who have already entered into Base Agreements by the time you implement the program.

Response

We have updated our offering statement to provide the requested disclosure. We do not anticipate the discount program having a material impact on our Use of Proceeds or our available liquidity.

Securities and Exchange Commission

December 28, 2021

Exhibits

4.	We note from your exhibit list that you do not intend to attach any of the 26 Base Agreements that you recently entered into relating to you Beaufort, South Carolina community. Tell us whether those agreements contain any provisions relating to a potential discount program. If those agreements contain a provision related to your discount program, please explain why you have not filed any of those agreements as exhibits to this offering statement.

Response

None of the existing Base Agreements relating to VictoryBase Properties in Beaufort, South Carolina contain any provisions relating to a potential discount program.

We are not planning to offer compensation to any person for their participation in this offering at this time.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance. We intend to submit an acceleration request once the Commission indicates that it has no further comments on the Offering Statement.

Very truly yours,

/s/ THOMAS PAQUIN

Thomas Paquin

Chief Executive Officer